UNITED STATES
SECURITIES AND EXCHANGE COMMISSIOIN

Washington, D.C. 20549

FORM 11- K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ________

Commission File Number 1-6028

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY AGENTS’
SAVINGS AND PROFIT-SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Lincoln National Corporation
150 N. Radnor Chester Road
Radnor, PA  19087

REQUIRED INFORMATION

Financial statements and schedule for The Lincoln National Life Insurance Company Agents’ Savings and Profit-Sharing Plan, prepared in accordance with the financial reporting  requirements of the Employee Retirement Income Security Act of 1974, are contained in this Annual Report on Form 11-K.

Audited Financial Statements and Supplemental Schedule
The Lincoln National Life Insurance Company Agents’ Savings and Profit-Sharing Plan
As of December 31, 2010 and 2009, and for the Three Years Ended December 31, 2010, 2009 and 2008
With Report of Independent Registered Public Accounting Firm

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Audited Financial Statements
and Supplemental Schedule

As of December 31, 2010 and 2009, and for the
Three Years Ended December 31, 2010, 2009 and 2008

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	35

Report of Independent Registered Public Accounting Firm

Lincoln National Corporation Plan Administrator
Lincoln National Corporation

We have audited the accompanying statements of net assets available for benefits of The Lincoln National Life Insurance Company Agents’ Savings and Profit-Sharing Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2010.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010, and 2009, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Philadelphia, Pennsylvania
March 31, 2011

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Statements of Net Assets Available for Benefits

	As of December 31,
	2010	2009
Assets
Investments:
Mutual funds (cost: 2010 - $56,241,358; 2009 - $55,756,924)	$67,303,010	$59,306,285
Collective investment trusts (cost: 2010 - $23,500,126; 2009 - $23,740,582)	30,839,384	27,479,065
Common stock - Lincoln National Corporation
(cost: 2010 - $20,582,923; 2009 - $22,476,633)	26,755,825	27,268,473
Investment contracts - The Lincoln National Life Insurance Company	36,183,046	35,474,845
Wilmington Trust money market fund	1,054,789	996,740
Brokerage account (cost: 2010 - $2,126,815)	2,176,011	-
Total investments	164,312,065	150,525,408

Notes receivable from participants	3,875,700	3,706,594
Accrued interest receivable	65,454	122,128
Contributions receivable from Sponsor company	205,463	190,446
Total assets	168,458,682	154,544,576

Liabilities
Due to (from) broker	238,401	232,549
Total liabilities	238,401	232,549
Net assets available for benefits	$168,220,281	$154,312,027

See accompanying notes to Financial Statements

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Statements of Changes in Net Assets Available for Benefits

	For the Years Ended December 31,
	2010	2009	2008
Investment income:
Cash dividends	$1,283,770	$1,033,993	$2,480,552
Interest	1,606,174	1,728,784	1,091,696
Total investment income	2,889,944	2,762,777	3,572,248

Net realized gain (loss) on sale and distributions of investments:
Mutual funds	925,684	(2,592,510)	(2,203,395)
Collective investment trusts	1,116,307	(597,295)	(760,263)
Common stock - Lincoln National Corporation	1,931,327	(5,869,682)	(3,553,903)
Brokerage account	100,546	-	-
Pooled separate accounts - The Lincoln National Life
Insurance Company separate accounts	-	-	16,379,942
Total realized gain (loss)	4,073,864	(9,059,487)	9,862,381

Net change in unrealized appreciation (depreciation)
of investments	12,543,324	40,916,992	(84,114,674)

Contributions:
Participants	7,076,063	7,252,863	7,988,435
Sponsor company	2,007,331	1,735,437	3,653,901
Total contributions	9,083,394	8,988,300	11,642,336

Transfers from (to) affiliated plans	1,092,826	97,748	2,511,221

Distributions to participants	(15,772,704)	(18,114,613)	(17,704,133)
Administrative expenses	(2,394)	(869)	(88,650)
Total distributions and expenses	(15,775,098)	(18,115,482)	(17,792,783)

Net increase (decrease) in net assets available for benefits	13,908,254	25,590,848	(74,319,271)
Net assets available for benefits at beginning-of-year	154,312,027	128,721,179	203,040,450
Net assets available for benefits at end-of-year	$168,220,281	$154,312,027	$128,721,179

See accompanying notes to Financial Statements

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements

1.  Description of the Plan

The following description of The Lincoln National Life Insurance Company Agents’ Savings and Profit-Sharing Plan (“Plan”) is a summary only and a detailed Plan document can be obtained from Human Resources.  The Plan is intended to be qualified under Internal Revenue Code section 401(a) by the terms and provisions of the Plan document and in operation.

The Plan is a contributory, defined contribution plan that covers eligible full-time agents of The Lincoln National Life Insurance Company (“LNL” or “Plan Sponsor”), Lincoln Financial Advisors Corporation (“LFA”), Jefferson-Pilot Corporation (“JP”) and Lincoln Life & Annuity Company of New York.

Participants are permitted to make pre-tax contributions or elect to reduce their compensation to make Roth 401(k) contributions at a combined rate of at least 1% but not more than 50% of eligible earnings (10% for highly compensated agents, as defined in the Plan, beginning January 1, 2008), up to a maximum annual amount as determined under applicable law.  Roth 401(k) contributions are includable in a participant’s gross income at the time of deferral and must be irrevocably designated as Roth 401(k) contributions.  The Plan, although not subject to the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”), is administered in accordance with the provisions of ERISA.

Plan Sponsor matching contributions are made to the participants’ accounts in accordance with the Plan.  The Plan Sponsor matching contribution for eligible participants is equal to 50% of each participant’s contributions, not to exceed 6% of eligible earnings.  In addition, the Plan Sponsor may contribute an additional discretionary match to eligible LFA participants.  The Plan Sponsor discretionary match is an amount determined by the sole discretion of the Lincoln National Corporation (“LNC”) Board of Directors.  One requirement for eligibility for the discretionary match is that the participant must have an agent relationship with LNL or an affiliate as of the last day of the year or have died, retired or became disabled during the year.  The amount of the Plan Sponsor discretionary matching contribution varies according to whether LFA has met certain performance-based criteria, as determined by the Compensation Committee of LNC’s Board of Directors.

Participants’ contributions and any earnings thereon are fully vested at all times.  Plan Sponsor contributions vest based upon years of service as defined in the Plan document as follows:

Years of Service	Percent Vested
1	0%
2	50%
3 or more	100%

Participants direct the Plan to invest their contributions, the basic Plan Sponsor matching contributions, and the Plan Sponsor discretionary matching contribution in any combination of the investment options offered under the Plan.

The Plan Sponsor has the right to discontinue contributions at any time and terminate the Plan in accordance with the provisions of ERISA.  In the event of Plan termination, all non-vested amounts allocated to participant accounts will become fully vested.

The Plan may make loans to participants in amounts up to 50% of the vested account value to a maximum of $50,000 reduced by the highest outstanding loan balance in the previous 12-month period.  Interest charged on new loans to participants is established monthly based upon the prime rate plus 1%.  Interest income credited on loans was $218,998, $238,346 and $284,652 in 2010, 2009 and 2008, respectively.  Loans may be repaid over any period selected by the participant up to a maximum repayment period of 5 years except that the maximum repayment period may be 20 years for the purchase of a principal residence.

Upon termination of service, retirement or disability, a participant may elect to receive either a lump-sum amount equal to the entire value of the participant’s vested account or an installment option if certain criteria are met.  In cases of death, the participant’s beneficiary makes that election.  Vested account balances less than $1,000 are immediately distributable as a lump-sum under the terms of the Plan without the participant’s consent, unless the participant has made a timely election of rollover to an Individual Retirement Account or other qualified arrangement.

Each participant’s account is credited with the participant’s contributions, Plan Sponsor contributions and applicable investment earnings thereon, and is charged with an allocation of administrative expenses and applicable investment losses.  Forfeited non-vested amounts are used to reduce future Plan Sponsor contributions.  Forfeitures of $5,281 and $11,141 were used to offset contributions in 2010 and 2009, respectively.

2.  Summary of Significant Accounting Policies

Investments Valuation and Income Recognition

As of January 1, 2010, the TD Ameritrade broker investments (“brokerage account”) were added to the Plan’s investment options available to the participants.  The brokerage account is administered by TD Ameritrade and allows participants to self-direct their contributions into mutual funds and securities within the brokerage account.  The brokerage account primarily consists of mutual funds, securities and a money market account, which are stated at fair value as discussed below.

As of October 1, 2008, Wilmington Trust (“Trustee”) became the trustee for the Plan and Lincoln Alliance (“Recordkeeper”) assumed responsibility as the recordkeeper for the Plan.  Prior to that date, Wells Fargo Bank (“WFB”) acted as the Plan’s trustee and recordkeeper.  Assets transferred from WFB to the Trustee on October 1, 2008, totaled $162,671,965.

As of December 31, 2010, the assets of the Plan consisted primarily of mutual funds, collective investment trusts, LNC common stock, investment contracts issued by LNL, Wilmington Trust money market fund (“money market fund”), brokerage account, and notes receivable from participants.  Marketable securities are stated at fair value based on quoted market prices in an active market at the Plan’s year end.  The investment in LNC common stock is valued at the closing sales price reported on the New York Stock Exchange Composite Listing on the last business day of the Plan year.  Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year.  The fair value of ownership interest of the collective investment trusts is established by the Trustee based on the quoted redemption values of the underlying investments on the last business day of the Plan year.  The money market fund, which approximates fair value, is also utilized by the Trustee to hold money that has been removed from the participants’ funds and is waiting for distribution to participants.

Prior to October 1, 2008, the Plan’s assets consisted of LNC common stock, pooled separate account investment contracts underwritten by LNL, investment contracts underwritten by LNL, WFB Short-Term Investment Account and notes receivable from participants.  The WFB Short-Term Investment Account, which was invested in the common stock fund, was valued at cost, which approximated fair value.  The fair value of participation units in the pooled separate accounts estimated by LNL was based on quoted redemption value of the underlying investments on the last business day of the Plan year.

As described in Financial Accounting Standards Board (“FASB”) Accounting Standards CodificationTM (“ASC”) Fully Benefit-Responsive Investment Contracts Topic, investment contracts held by a defined contribution plan that are fully benefit responsive are required to be reported at fair value and an adjustment to total net assets is required to show net assets at contact value.  The investment contracts held by the Plan are fully benefit responsive; therefore, contract value reporting is required.  In this instance, contract value approximates fair value as a result of current interest rates credited to the contracts.  Contract value represents net contributions plus interest at the contract rate.

Notes receivable from participants are valued at unpaid principal balance plus any accrued but unpaid interest.

The cost of investments sold, distributed, or forfeited is determined using the specific identification method.  Investment purchases and sales are accounted for on a trade-date basis.

Interest and dividend income are recorded when earned.

Accounting Estimates and Assumptions

The accompanying financial statements are prepared in accordance with United States generally accepted accounting principles.  Management is required to make estimates and assumptions affecting the amounts reported in the financial statements and accompanying notes.  Those estimates are inherently subject to change and actual results could differ from those estimates.

Fair Value Measurement

The measurement of fair value is based on assumptions used by market participants in pricing the asset.  The estimate of an exchange price is the price in an orderly transaction between market participants to sell the asset (“exit price”) in the principal market, or the most advantageous market in the absence of a principal market, for that asset, as opposed to the price that would be paid to acquire the asset (“entry price”).  Pursuant to the Fair Value Measurements and Disclosures Topic of the FASB ASC, the financial instruments carried at fair value are categorized into a three-level fair value hierarchy, based on the priority of inputs to the respective valuation technique.  The three-level hierarchy for fair value measurement is defined as follows:

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

Level 2 – Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the fair value hierarchy.

Mutual funds, including those within the brokerage account, are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund and focused on accumulating earnings while maintaining the appropriate level of diversified risk.  The NAV is a quoted price in an active market; therefore, the mutual funds are classified within Level 1 of the fair value hierarchy.

Collective investment trusts are public investment vehicles valued using the NAV provided by the Trustee and focused on stability of maintaining principal and a steady growth of earnings while matching the appropriate level of risk to the type of trust.  The NAV is based on the value of the underlying assets owned by the trust, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is not a quoted price in an active market; therefore, the trusts are classified within Level 2 of the fair value hierarchy.

LNC common stock and common stock within the brokerage account are valued at the closing price reported on the New York Stock Exchange Composite Listing and is classified within Level 1 of the fair value hierarchy.

The Plan invests in an Unallocated Group Fixed Annuity Contract issued by LNL, who guarantees a fixed interest rate.  The NAV for the investment contracts is $1.  The investment contracts are classified within Level 3 of the fair value hierarchy.

The money market fund, including the money market fund within the brokerage account, is a public investment vehicle valued using $1 for the NAV.  The money market fund is classified within Level 2 of the fair value hierarchy.

See “Fair Value of Financial Investments, Carried at Fair Value” in Note 5 for additional fair value disclosures.

Adoption of New Accounting Standards

In February 2008, the FASB amended the Fair Value Measurements and Disclosures Topic of the FASB ASC in order to delay the effective date of fair value measurement for non-financial assets and non-financial liabilities to fiscal years beginning after November 15, 2008, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).  We applied fair value measurement to non-financial assets and non-financial liabilities beginning on January 1, 2009.  The application did not have a material impact on the Plan’s financial statements.

In April 2009, the FASB amended the Fair Value Measurements and Disclosures Topic to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability and additional guidance on circumstances that may indicate a transaction is not orderly.  The FASB provided illustrative examples of key considerations when applying fair value measurement principles to estimate fair value in non-active markets when there has been a significant decrease in the volume and level of activity for the asset.  Additional financial statement disclosures are also required about an entity’s fair value measurements in annual and interim reporting periods.  Any changes in valuation techniques resulting from the adoption of this amended guidance are accounted for as a change in accounting estimate in accordance with the FASB ASC guidance related to accounting changes and error corrections.  As permitted under the transition guidance, we adopted these amendments to the Fair Value Measurements and Disclosures Topic effective January 1, 2009.  The adoption did not have a material impact on the Plan’s financial statements.

In August 2009, the FASB issued ASU No. 2009-05, “Measuring Liabilities at Fair Value” (“ASU 2009-05”) which amends the Fair Value Measurements and Disclosures Topic of the FASB ASC to provide further guidance on the application of fair value measurements, due to the general lack of observable market information available for liabilities.  These amendments to the Fair Value Measurements and Disclosures Topic identify valuation techniques which can be used to measure the fair value of a liability when a quoted price in an active market is not available.  In addition, the amendments clarify that an entity is not required to include a separate input or adjustment to other inputs related to a restriction that prevents the transfer of the liability and clarifies when a quoted price for a liability would be considered a Level 1 input.  ASU 2009-05 is effective for the reporting period ending December 31, 2009.  Any revisions resulting from a change in a valuation technique, or its application, must be accounted for as a change in accounting estimate and the specified disclosure for a change in accounting estimate must be included in the notes to the financial statements.  We adopted these amendments to the Fair Value Measurements and Disclosures Topic effective January 1, 2009.  The adoption did not have a material impact on the Plan’s financial statements.

In May 2009, the FASB updated the Subsequent Events Topic of the FASB ASC in order to establish standards of accounting for the disclosure of events that take place after the balance sheet date, but before the financial statements are issued.  The effect of all subsequent events that existed as of the balance sheet date must be recognized in the financial statements.  For those events that did not exist as of the balance sheet date, but arose after the balance sheet date and before the financial statements are issued, recognition is not required, but depending on the nature of the event, disclosure may be required in order to keep the financial statements from being misleading.  We adopted these provisions, prospectively, as of December 31, 2009.  The adoption of these amendments to the Subsequent Event Topic did not have a material impact on the Plan’s financial statements.

In September 2009, the FASB issued ASU No. 2009-12, “Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (“ASU 2009-12”), which amends the Fair Value Measurements and Disclosures Topic of the FASB ASC to permit the use of net asset value per share, without further adjustment, to estimate the fair value of investments in investment companies that do not have readily determinable fair values.  The net asset value per share must be calculated in a manner consistent with the measurement principles of the Financial Services – Investment Companies Topic of the FASB ASC and can be used by investors in investments such as hedge funds, private equity funds, venture capital funds and real estate funds.  If it is probable the investment will be sold for an amount other than net asset value, the investor would be required to estimate the fair value of the investment considering all of the rights and obligations of the investment and any other market available data.  In addition, the amendments require enhanced disclosure for the investments within the scope of this accounting update.  The accounting guidance in ASU 2009-12 is effective for periods ending after December 15, 2009, and early adoption is permitted.  We adopted these amendments effective January 1, 2009.  The adoption did not have an impact on the Plan’s financial statements.

In January 2010, the FASB issued ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”), which requires additional disclosure related to the three-level fair value hierarchy.  Entities are required to disclose significant transfers in and out of Levels 1 and 2 of the fair value hierarchy.  We adopted the amendments in ASU 2010-06 effective January 1, 2010, and have prospectively included the required disclosures in Note 5.

In January 2010, the FASB issued ASU No. 2010-25, “Plan Accounting – Defined Contribution Pension Plans” (“ASU 2010-25”), which requires disclosure and measurement changes related to participant loans.  For reporting purposes, participant loans shall be classified as notes receivable from participants and are no longer subject to fair value measurement disclosure requirements.  In addition, notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  We adopted the amendments in ASU 2010-25 effective January 1, 2010, and have retrospectively applied throughout the Plan’s financial statements.

Future Adoption of Accounting Standards

In January 2010, the FASB issued ASU No. 2010-06, which requires additional disclosure related to the three-level fair value hierarchy.  Entities are required to separately present information related to purchases, sales, issuances and settlements in the reconciliation of fair value measurements classified as Level 3.  The disclosures related to purchases, sales, issuances and settlements for Level 3 fair value measurements are effective for reporting periods beginning after December 15, 2010.  We will adopt this amendment effective January 1, 2011.  The new guidance only requires new disclosure; we do not expect the adoption to have a significant impact on the Plan’s financial statements.

3.  Investments

The following is a summary of fair value of assets held for investment:

	As of December 31, 2010				As of December 31, 2009
	Number of	Net Asset			Number of	Net Asset
	Shares, Units	Value	Fair		Shares, Units	Value	Fair
	or Par Value	Per Unit	Value		or Par Value	Per Unit	Value
Mutual funds:
Columbia Acorn Z	408,884.266	$30.19	$12,344,216	*	417,820.137	$24.68	$10,311,801	*
Delaware Foundation®
Conservative Allocation Fund	112,110.833	9.84	1,103,171		75,686.744	9.48	717,510
Delaware Foundation®
Moderate Allocation Fund	278,779.346	10.87	3,030,331		257,807.620	9.99	2,575,498
Delaware Foundation®
Growth Allocation Fund	223,236.938	9.90	2,210,046		208,031.898	8.99	1,870,207
Delaware Mid Cap Value I	269,332.458	9.32	2,510,178		216,120.992	7.31	1,579,844
Dodge & Cox
International Stock	280,238.171	35.71	10,007,305	*	291,340.723	31.85	9,279,202	*
American Fund Growth
Fund of America R-5	423,783.248	30.39	12,878,773	*	423,271.268	27.28	11,546,840	*
Harbor International
Growth Institutional	663,556.602	12.37	8,208,195		724,883.549	11.07	8,024,461	*
Vanguard Institutional Index	94,505.708	115.01	10,869,101	*	98,671.854	101.98	10,062,556	*
Vanguard Extended Market
Index Institutional	100,356.034	41.27	4,141,694		102,153.188	32.68	3,338,366
Total mutual funds			67,303,010				59,306,285

Collective
investment trusts:
Delaware Large Cap
Value Trust	599,432.165	11.99	7,187,192		611,806.584	10.39	6,356,670
Delaware International
Equity Trust	77,191.410	8.01	618,303		74,713.483	7.44	555,868
Delaware Small Cap
Growth Trust	534,074.523	14.56	7,776,125		549,145.242	10.33	5,672,670
Delaware Diversified
Income Trust	710,455.865	14.01	9,953,487	*	771,788.691	12.93	9,979,228	*
Delaware Large Cap
Growth Trust	415,695.727	12.76	5,304,277		439,591.149	11.18	4,914,629
Total collective
investment trusts			30,839,384				27,479,065

Common stock - LNC	962,093.671	27.81	26,755,825	*	1,095,999.719	24.88	27,268,473	*

Contract Value
(approximates fair value):
Investment contracts - LNL	36,183,046	1.00	36,183,046	*	35,474,845	1.00	35,474,845	*

Wilmington Trust money
market fund	1,054,789	1.00	1,054,789		996,740	1.00	996,740

Brokerage account	2,176,011	1.00	2,176,011		-	-	-
Total investments			$164,312,065				$150,525,408

*	Investments that represent 5% or more of the fair value of net assets available for benefits as of the end of the year, respectively.

Net realized gain (loss) on sale and distribution of investments is summarized as follows:

	For the Years Ended December 31,
	2010	2009	2008
Mutual funds
Proceeds from disposition of units	$13,661,847	$19,232,229	$6,146,376
Cost of units disposed	12,736,163	21,824,739	8,349,771
Net realized gain (loss) on sale and distribution
of mutual funds	$925,684	$(2,592,510)	$(2,203,395)

Collective investment trusts
Proceeds from disposition of units	$6,644,723	$9,479,171	$3,682,194
Cost of units disposed	5,528,416	10,076,466	4,442,457
Net realized gain (loss) on sale and distribution
of collective investment trusts	$1,116,307	$(597,295)	$(760,263)

Common stock - LNC
Proceeds from disposition of stock	$9,120,522	$14,919,052	$4,366,742
Cost of stock disposed	7,189,195	20,788,734	7,920,645
Net realized gain (loss) on sale and distribution
of common stock - LNC	$1,931,327	$(5,869,682)	$(3,553,903)

Brokerage account
Proceeds from disposition of units	$290,345	$-	$-
Cost of units disposed	189,799	-	-
Net realized gain (loss) on sale and distribution
of brokerage account	$100,546	$-	$-

Pooled separate accounts
Proceeds from disposition of units	$-	$-	$135,008,487
Cost of units disposed	-	-	118,628,545
Net realized gain (loss) on sale and distribution
of pooled separate accounts	$-	$-	$16,379,942

Total realized gain (loss) on sale and
distribution of investments	$4,073,864	$(9,059,487)	$9,862,381

The net change in unrealized appreciation (depreciation) of investments in total and by investment classification as determined by fair value is summarized as follows:

	For the Years Ended December 31,
	2010	2009	2008
Fair value in excess of (less than) cost:
Balance at beginning-of-year	$12,079,684	$(28,837,308)	$55,277,366
Balance at end-of-year	24,623,008	12,079,684	(28,837,308)
Change in net unrealized appreciation
(depreciation) of investments	$12,543,324	$40,916,992	$(84,114,674)

Mutual funds	$7,512,291	$17,935,166	$(14,385,805)
Collective investment trusts	3,600,775	6,849,449	(3,110,966)
Common stock - LNC	1,381,062	16,132,377	(24,931,330)
Brokerage account	49,196	-	-
Pooled separate accounts - LNL	-	-	(41,686,573)
Change in net unrealized appreciation
(depreciation) of investments	$12,543,324	$40,916,992	$(84,114,674)

The Plan holds investments in investment contracts.  Since October 1, 2008, the Plan invested in the Lincoln Stable Value Fund (“Investment Contracts – LNL”), which has a credited interest rate that is based upon the three-year average of the Barclays rate plus 20 basis points and can be changed quarterly.  For fourth quarter 2009, the average crediting rate was 4.70% (annualized), and for 2010 the average crediting rate was approximately 3.92%.  Interest is credited at the same rate for the entire contract value.  The guaranteed minimum interest rate (“GMIR”) is 3.00%.  The guarantee is based on LNL’s ability to meet its financial obligations from the general assets of LNL.

Prior to October 1, 2008, the Plan invested in the LNL Guaranteed Account (“Guaranteed Account”), which earned an average interest rate of approximately 4.0% (annualized) in the first three quarters of 2008.  The credited interest rates for new contributions, which approximated current market rates, were 4.0% for the first three quarters of 2008.  The rate on new contributions was guaranteed through the three succeeding calendar year quarters.  The credited interest rates for the remaining contract value balance, which approximated current market rates, were 4.0% (annualized) at September 30, 2008, and were determined based upon the performance of LNL’s general account.  The credited interest rates could be changed quarterly for the Guaranteed Account.  The GMIR was 3.5% through September 30, 2008.  The guarantee was based on LNL’s ability to meet its financial obligations from the general assets of LNL.

For both the Investment Contract – LNL and the Guaranteed Account, restrictions apply to the aggregate movement of funds to other investment options.  The fair value of the investment contracts approximate contract value.  Participants are allocated interest on the investment contracts based on the average rate earned on all Plan investments in the investment contracts.

4.  Investment Options

The detail of the net assets available for benefits by investment option as of December 31, 2010, was as follows:

		Investment Options
	Total	1.A	2.A	3.A	4.A	5.A
Assets
Investments:
Mutual funds	$67,303,010	$12,344,216	$1,103,171	$3,030,331	$2,210,046	$2,510,178
Collective investment trusts	30,839,384	-	-	-	-	-
Common stock - LNC	26,755,825	-	-	-	-	-
Investment contracts - LNL	36,183,046	-	-	-	-	-
Wilmington Trust money market fund	1,054,789	-	-	-	-	-
Brokerage account	2,176,011	-	-	-	-	-
Total investments	164,312,065	12,344,216	1,103,171	3,030,331	2,210,046	2,510,178

Notes receivable from participants	3,875,700	-	-	-	-	-
Accrued interest receivable	65,454	-	-	-	-	-
Contributions receivable from Sponsor company	205,463	15,860	896	6,070	4,361	3,656
Total assets	168,458,682	12,360,076	1,104,067	3,036,401	2,214,407	2,513,834

Liabilities
Due to (from) broker	238,401	8,059	1,090	6,727	4,705	1,944
Total liabilities	238,401	8,059	1,090	6,727	4,705	1,944
Net assets available for benefits	$168,220,281	$12,352,017	$1,102,977	$3,029,674	$2,209,702	$2,511,890
Number of participants selecting investment options		691	59	210	152	227

	Investment Options
	6.A	7.A	8.A	9.A	10.A	11.A
Assets
Investments:
Mutual funds	$10,007,305	$12,878,773	$8,208,195	$10,869,101	$4,141,694	$-
Collective investment trusts	-	-	-	-	-	7,187,192
Common stock - LNC	-	-	-	-	-	-
Investment contracts - LNL	-	-	-	-	-	-
Wilmington Trust money market fund	-	-	-	-	-	-
Brokerage account	-	-	-	-	-	-
Total investments	10,007,305	12,878,773	8,208,195	10,869,101	4,141,694	7,187,192

Notes receivable from participants	-	-	-	-	-	-
Accrued interest receivable	-	-	-	-	-	-
Contributions receivable from Sponsor company	17,604	25,190	16,566	16,050	5,674	13,065
Total assets	10,024,909	12,903,963	8,224,761	10,885,151	4,147,368	7,200,257

Liabilities
Due to (from) broker	13,284	17,901	13,271	11,432	4,665	8,653
Total liabilities	13,284	17,901	13,271	11,432	4,665	8,653
Net assets available for benefits	$10,011,625	$12,886,062	$8,211,490	$10,873,719	$4,142,703	$7,191,604
Number of participants selecting investment options	78	625	557	529	320	500

	Investment Options
	12.A	13.A	14.A	15.A	16.A	17.A
Assets
Investments:
Mutual funds	$-	$-	$-	$-	$-	$-
Collective investment trusts	618,303	7,776,125	9,953,487	5,304,277	-	-
Common stock - LNC	-	-	-	-	26,755,825	-
Investment contracts - LNL	-	-	-	-	-	36,183,046
Wilmington Trust money market fund	-	-	-	-	800,332	-
Brokerage account	-	-	-	-	-	-
Total investments	618,303	7,776,125	9,953,487	5,304,277	27,556,157	36,183,046

Notes receivable from participants	-	-	-	-	-	-
Accrued interest receivable	-	-	-	-	-	106,111
Contributions receivable from Sponsor company	1,403	9,462	12,925	8,626	25,880	22,175
Total assets	619,706	7,785,587	9,966,412	5,312,903	27,582,037	36,311,332

Liabilities
Due to (from) broker	3,794	6,558	10,056	8,241	-	118,021
Total liabilities	3,794	6,558	10,056	8,241	-	118,021
Net assets available for benefits	$615,912	$7,779,029	$9,956,356	$5,304,662	$27,582,037	$36,193,311
Number of participants selecting investment options	398	617	449	332	934	580

	Investment Options
	18.A	19.A	20.A	Loans	Short Term
Assets
Investments:
Mutual funds	$-	$-	$-	$-	$-
Collective investment trusts	-	-	-	-	-
Common stock - LNC	-	-	-	-	-
Investment contracts - LNL	-	-	-	-	-
Wilmington Trust money market fund	-	-	-	-	254,457
Brokerage account	523,036	740,910	912,065	-	-
Total investments	523,036	740,910	912,065	-	254,457

Notes receivable from participants	-	-	-	3,875,700	-
Accrued interest receivable	(25,041)	-	-	-	(15,616)
Contributions receivable from Sponsor company	-	-	-	-	-
Total assets	497,995	740,910	912,065	3,875,700	238,841

Liabilities
Due to (from) broker	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets available for benefits	$497,995	$740,910	$912,065	$3,875,700	$238,841
Number of participants selecting investment options	4	6	7	291	NA

The detail of the net assets available for benefits by investment option as of December 31, 2009, was as follows:

		Investment Options
	Total	1.A	2.A	3.A	4.A	5.A
Assets
Investments:
Mutual funds	$59,306,285	$10,311,801	$717,510	$2,575,498	$1,870,207	$1,579,844
Collective investment trusts	27,479,065	-	-	-	-	-
Common stock - LNC	27,268,473	-	-	-	-	-
Investment contracts - LNL	35,474,845	-	-	-	-	-
Wilmington Trust money market fund	996,740	-	-	-	-	-
Total investments	150,525,408	10,311,801	717,510	2,575,498	1,870,207	1,579,844

Notes receivable from participants	3,706,594	-	-	-	-	-
Accrued interest receivable	122,128	-	-	-	-	-
Contributions receivable from Sponsor company	190,446	14,948	589	5,842	3,374	3,142
Total assets	154,544,576	10,326,749	718,099	2,581,340	1,873,581	1,582,986

Liabilities
Due to (from) broker	232,549	(61,608)	341	6,312	2,766	1,766
Total liabilities	232,549	(61,608)	341	6,312	2,766	1,766
Net assets available for benefits	$154,312,027	$10,388,357	$717,758	$2,575,028	$1,870,815	$1,581,220
Number of participants selecting investment options		778	35	137	146	203

	Investment Options
	6.A	7.A	8.A	9.A	10.A	11.A
Assets
Investments:
Mutual funds	$9,279,202	$11,546,840	$8,024,461	$10,062,556	$3,338,366	$-
Collective investment trusts	-	-	-	-	-	6,356,670
Common stock - LNC	-	-	-	-	-	-
Investment contracts - LNL	-	-	-	-	-	-
Wilmington Trust money market fund	-	-	-	-	-	-
Total investments	9,279,202	11,546,840	8,024,461	10,062,556	3,338,366	6,356,670

Notes receivable from participants	-	-	-	-	-	-
Accrued interest receivable	-	-	-	-	-	-
Contributions receivable from Sponsor company	14,053	23,067	17,114	15,993	5,280	13,608
Total assets	9,293,255	11,569,907	8,041,575	10,078,549	3,343,646	6,370,278

Liabilities
Due to (from) broker	47,550	7,449	24,177	143,987	2,226	14,718
Total liabilities	47,550	7,449	24,177	143,987	2,226	14,718
Net assets available for benefits	$9,245,705	$11,562,458	$8,017,398	$9,934,562	$3,341,420	$6,355,560
Number of participants selecting investment options	620	680	663	668	338	573

	Investment Options
	12.A	13.A	14.A	15.A	16.A	17.A
Assets
Investments:
Mutual funds	$-	$-	$-	$-	$-	$-
Collective investment trusts	555,868	5,672,670	9,979,228	4,914,629	-	-
Common stock - LNC	-	-	-	-	27,268,473	-
Investment contracts - LNL	-	-	-	-	-	35,474,845
Wilmington Trust money market fund	-	-	-	-	793,624	-
Total investments	555,868	5,672,670	9,979,228	4,914,629	28,062,097	35,474,845

Notes receivable from participants	-	-	-	-	-	-
Accrued interest receivable	-	-	-	-	-	131,640
Contributions receivable from Sponsor company	456	8,259	10,599	8,820	26,775	18,527
Total assets	556,324	5,680,929	9,989,827	4,923,449	28,088,872	35,625,012

Liabilities
Due to (from) broker	34,534	9,947	6,405	33,532	-	(41,553)
Total liabilities	34,534	9,947	6,405	33,532	-	(41,553)
Net assets available for benefits	$521,790	$5,670,982	$9,983,422	$4,889,917	$28,088,872	$35,666,565
Number of participants selecting investment options	45	469	480	369	791	396

	Investment Options
	Loans	Short Term
Assets
Investments:
Mutual funds	$-	$-
Collective investment trusts	-	-
Common stock - LNC	-	-
Investment contracts - LNL	-	-
Wilmington Trust money market fund	-	203,116
Total investments	-	203,116

Notes receivable from participants	3,706,594	-
Accrued interest receivable	-	(9,512)
Contributions receivable from Sponsor company	-	-
Total assets	3,706,594	193,604

Liabilities
Due to (from) broker	-	-
Total liabilities	-	-
Net assets available for benefits	$3,706,594	$193,604
Number of participants selecting investment options	290	NA

The detail of the changes in net assets available for benefits by investment option for the year ended December 31, 2010, was as follows:

		Investment Options
	Total	1.A	2.A	3.A	4.A	5.A
Investment income:
Cash dividends	$1,283,770	$352,331	$59,181	$64,915	$38,248	$10,892
Interest	1,606,174	-	-	-	-	-
Total investment income	2,889,944	352,331	59,181	64,915	38,248	10,892

Net realized gain (loss) on sale and
distribution of investments:
Mutual funds	925,684	241,320	17,579	61,533	28,782	49,746
Collective investment trusts	1,116,307	-	-	-	-	-
Common stock - LNC	1,931,327	-	-	-	-	-
Brokerage account	100,546	-	-	-	-	-
Total net realized gain (loss)	4,073,864	241,320	17,579	61,533	28,782	49,746

Net change in unrealized appreciation
of investments	12,543,324	2,025,738	10,006	187,291	145,256	448,721

Contributions:
Participant	7,076,063	523,051	41,041	218,578	163,709	121,595
Sponsor company	2,007,331	154,699	8,998	59,088	43,276	35,960
Total contributions	9,083,394	677,750	50,039	277,666	206,985	157,555

Transfers from (to) affiliated plans	1,092,826	(19,633)	333	6,687	10,716	4,701

Intra-Plan transfers	-	(484,576)	274,612	(13,476)	3,110	363,260

Distributions to participants	(15,772,704)	(829,270)	(26,531)	(129,970)	(94,210)	(104,205)
Administrative expenses	(2,394)	-	-	-	-	-
Total distributions and expenses	(15,775,098)	(829,270)	(26,531)	(129,970)	(94,210)	(104,205)

Net increase (decrease) in net assets
available for benefits	13,908,254	1,963,660	385,219	454,646	338,887	930,670
Net assets available for benefits at beginning-of-year	154,312,027	10,388,357	717,758	2,575,028	1,870,815	1,581,220
Net assets available for benefits at end-of-year	$168,220,281	$12,352,017	$1,102,977	$3,029,674	$2,209,702	$2,511,890

	Investment Options
	6.A	7.A	8.A	9.A	10.A	11.A
Investment income:
Cash dividends	$136,570	$141,661	$148,254	$205,265	$42,352	$-
Interest	-	-	-	-	-	-
Total investment income	136,570	141,661	148,254	205,265	42,352	-

Net realized gain (loss) on sale and
distribution of investments:
Mutual funds	93,825	210,271	71,614	22,392	128,622	-
Collective investment trusts	-	-	-	-	-	97,559
Common stock - LNC	-	-	-	-	-	-
Brokerage account	-	-	-	-	-	-
Total net realized gain (loss)	93,825	210,271	71,614	22,392	128,622	97,559

Net change in unrealized appreciation
of investments	959,988	1,105,330	783,064	1,167,651	679,246	874,149

Contributions:
Participant	577,090	841,155	565,542	504,444	203,599	408,528
Sponsor company	174,244	246,376	160,081	155,682	55,415	126,142
Total contributions	751,334	1,087,531	725,623	660,126	259,014	534,670

Transfers from (to) affiliated plans	142,143	95,349	100,763	146,422	34,506	79,301

Intra-Plan transfers	(386,683)	(596,041)	(958,310)	(420,248)	(17,247)	(194,449)

Distributions to participants	(931,257)	(720,497)	(674,866)	(842,451)	(325,210)	(555,186)
Administrative expenses	-	-	(2,050)	-	-	-
Total distributions and expenses	(931,257)	(720,497)	(676,916)	(842,451)	(325,210)	(555,186)

Net increase (decrease) in net assets
available for benefits	765,920	1,323,604	194,092	939,157	801,283	836,044
Net assets available for benefits at beginning-of-year	9,245,705	11,562,458	8,017,398	9,934,562	3,341,420	6,355,560
Net assets available for benefits at end-of-year	$10,011,625	$12,886,062	$8,211,490	$10,873,719	$4,142,703	$7,191,604

	Investment Options
	12.A	13.A	14.A	15.A	16.A	17.A
Investment income:
Cash dividends	$-	$-	$-	$-	$41,448	$-
Interest	-	-	-	-	-	1,368,954
Total investment income	-	-	-	-	41,448	1,368,954

Net realized gain (loss) on sale and
distribution of investments:
Mutual funds	-	-	-	-	-	-
Collective investment trusts	25,971	209,584	621,690	161,503	-	-
Common stock - LNC	-	-	-	-	1,931,327	-
Brokerage account	-	-	-	-	-	-
Total net realized gain (loss)	25,971	209,584	621,690	161,503	1,931,327	-

Net change in unrealized appreciation
of investments	13,270	2,027,763	221,444	464,148	1,381,062	-

Contributions:
Participant	59,941	283,685	522,112	251,386	801,210	844,025
Sponsor company	14,548	92,952	127,652	83,444	250,047	218,659
Total contributions	74,489	376,637	649,764	334,830	1,051,257	1,062,684

Transfers from (to) affiliated plans	33,832	71,955	135,100	93,556	225,243	(59,611)

Intra-Plan transfers	80,539	174,116	(896,955)	(104,066)	(2,875,632)	4,203,093

Distributions to participants	(133,979)	(752,008)	(758,109)	(535,226)	(2,261,540)	(6,048,374)
Administrative expenses	-	-	-	-	-	-
Total distributions and expenses	(133,979)	(752,008)	(758,109)	(535,226)	(2,261,540)	(6,048,374)

Net increase (decrease) in net assets
available for benefits	94,122	2,108,047	(27,066)	414,745	(506,835)	526,746
Net assets available for benefits at beginning-of-year	521,790	5,670,982	9,983,422	4,889,917	28,088,872	35,666,565
Net assets available for benefits at end-of-year	$615,912	$7,779,029	$9,956,356	$5,304,662	$27,582,037	$36,193,311

	Investment Options
	18.A	19.A	20.A	Loans	Short-term
Investment income:
Cash dividends	$29,917	$-	$12,736	$-	$-
Interest	-	18,221	-	218,999	-
Total investment income	29,917	18,221	12,736	218,999	-

Net realized gain (loss) on sale and
distribution of investments:
Mutual funds	-	-	-	-	-
Collective investment trusts	-	-	-	-	-
Common stock - LNC	-	-	-	-	-
Brokerage account	36,645	-	63,901	-	-
Total net realized gain (loss)	36,645	-	63,901	-	-

Net change in unrealized appreciation
of investments	17,930	-	31,267	-	-

Contributions:
Participant	24,068	34,095	41,972	-	45,237
Sponsor company	16	23	29	-	-
Total contributions	24,084	34,118	42,001	-	45,237

Transfers from (to) affiliated plans	(54,738)	59,021	(12,820)	-	-

Intra-Plan transfers	444,423	629,550	774,980	-	-

Distributions to participants	78	-	-	(49,893)	-
Administrative expenses	(344)	-	-	-	-
Total distributions and expenses	(266)	-	-	(49,893)	-

Net increase (decrease) in net assets
available for benefits	497,995	740,910	912,065	169,106	45,237
Net assets available for benefits at beginning-of-year	-	-	-	3,706,594	193,604
Net assets available for benefits at end-of-year	$497,995	$740,910	$912,065	$3,875,700	$238,841

The detail of the changes in net assets available for benefits by investment option for the year ended December 31, 2009, was as follows:

		Investment Options
	Total	1.A	2.A	3.A	4.A	5.A
Investment income:
Cash dividends	$1,033,993	$20,690	$20,778	$61,177	$41,484	$11,823
Interest	1,728,784	-	-	-	-	-
Total investment income	2,762,777	20,690	20,778	61,177	41,484	11,823

Net realized gain (loss) on sale and
distribution of investments:
Mutual funds	(2,592,510)	(490,033)	39,682	56,628	(25,848)	(96,507)
Collective investment trusts	(597,295)	-	-	-	-	-
Common stock - LNC	(5,869,682)	-	-	-	-	-
Total net realized gain (loss)	(9,059,487)	(490,033)	39,682	56,628	(25,848)	(96,507)

Net change in unrealized appreciation
of investments	40,916,992	3,437,414	138,879	565,366	335,931	458,593

Contributions:
Participant	7,252,863	558,161	30,394	220,932	143,420	112,862
Sponsor company	1,735,437	128,695	6,219	59,703	29,751	27,585
Total contributions	8,988,300	686,856	36,613	280,635	173,171	140,447

Transfers from (to) affiliated plans	97,748	5,279	193	(2,419)	76,852	3,217

Distributions to participants	(18,114,613)	(680,357)	(553,435)	(745,880)	(79,754)	(177,806)
Administrative expenses	(869)	-	-	-	-	-
Intra-Plan transfers	-	(822,334)	153,632	(93,952)	(67,321)	(169,079)
Total distributions and expenses	(18,115,482)	(1,502,691)	(399,803)	(839,832)	(147,075)	(346,885)

Net increase (decrease) in net assets
available for benefits	25,590,848	2,157,515	(163,658)	121,555	454,515	170,688
Net assets available for benefits at beginning-of-year	128,721,179	8,230,842	881,416	2,453,473	1,416,300	1,410,532
Net assets available for benefits at end-of-year	$154,312,027	$10,388,357	$717,758	$2,575,028	$1,870,815	$1,581,220

	Investment Options
	6.A	7.A	8.A	9.A	10.A	11.A
Investment income:
Cash dividends	$124,050	$121,842	$74,820	$239,152	$38,965	$-
Interest	-	-	-	-	-	-
Total investment income	124,050	121,842	74,820	239,152	38,965	-

Net realized gain (loss) on sale and
distribution of investments:
Mutual funds	(370,753)	(453,803)	(523,575)	(671,376)	(56,925)	-
Collective investment trusts	-	-	-	-	-	(451,894)
Common stock - LNC	-	-	-	-	-	-
Total net realized gain (loss)	(370,753)	(453,803)	(523,575)	(671,376)	(56,925)	(451,894)

Net change in unrealized appreciation
of investments	3,057,901	3,298,952	2,801,619	2,777,012	1,063,498	1,256,331

Contributions:
Participant	518,166	867,793	650,900	601,454	212,830	485,605
Sponsor company	124,566	220,199	109,772	150,965	44,466	122,384
Total contributions	642,732	1,087,992	760,672	752,419	257,296	607,989

Transfers from (to) affiliated plans	383	3,319	9,167	4,372	1,926	622

Distributions to participants	(846,857)	(1,033,691)	(1,047,051)	(966,263)	(221,157)	(644,683)
Administrative expenses	-	-	(869)	-	-	-
Intra-Plan transfers	535,469	(238,947)	(1,442,900)	(2,157,357)	2,498	(1,359,549)
Total distributions and expenses	(311,388)	(1,272,638)	(2,490,820)	(3,123,620)	(218,659)	(2,004,232)

Net increase (decrease) in net assets
available for benefits	3,142,925	2,785,664	631,883	(22,041)	1,086,101	(591,184)
Net assets available for benefits at beginning-of-year	6,102,780	8,776,794	7,385,515	9,956,603	2,255,319	6,946,744
Net assets available for benefits at end-of-year	$9,245,705	$11,562,458	$8,017,398	$9,934,562	$3,341,420	$6,355,560

	Investment Options
	12.A	13.A	14.A	15.A	16.A	17.A
Investment income:
Cash dividends	$-	$-	$-	$-	$279,212	$-
Interest	-	-	-	-	-	1,490,438
Total investment income	-	-	-	-	279,212	1,490,438

Net realized gain (loss) on sale and
distribution of investments:
Mutual funds	-	-	-	-	-	-
Collective investment trusts	8,400	(341,312)	428,406	(240,895)	-	-
Common stock - LNC	-	-	-	-	(5,869,682)	-
Total net realized gain (loss)	8,400	(341,312)	428,406	(240,895)	(5,869,682)	-

Net change in unrealized appreciation
of investments	72,449	2,275,560	1,547,204	1,697,907	16,132,376	-

Contributions:
Participant	22,949	289,011	409,938	270,082	941,727	916,639
Sponsor company	5,851	75,176	109,976	79,012	226,287	214,830
Total contributions	28,800	364,187	519,914	349,094	1,168,014	1,131,469

Transfers from (to) affiliated plans	94	(1,257)	(14,455)	(341)	(158,029)	168,825

Distributions to participants	(78,037)	(516,979)	(2,136,649)	(264,789)	(2,211,312)	(5,543,115)
Administrative expenses	-	-	-	-	-	-
Intra-Plan transfers	432,348	(309,297)	1,407,084	(543,077)	(3,969,860)	8,642,642
Total distributions and expenses	354,311	(826,276)	(729,565)	(807,866)	(6,181,172)	3,099,527

Net increase (decrease) in net assets
available for benefits	464,054	1,470,902	1,751,504	997,899	5,370,719	5,890,259
Net assets available for benefits at beginning-of-year	57,736	4,200,080	8,231,918	3,892,018	22,718,153	29,776,306
Net assets available for benefits at end-of-year	$521,790	$5,670,982	$9,983,422	$4,889,917	$28,088,872	$35,666,565

	Investment Options
	Loans	Short-term
Investment income:
Cash dividends	$-	$-
Interest	238,346	-
Total investment income	238,346	-

Net realized gain (loss) on sale and
distribution of investments:
Mutual funds	-	-
Collective investment trusts	-	-
Common stock - LNC	-	-
Total net realized gain (loss)	-	-

Net change in unrealized appreciation
of investments	-	-

Contributions:
Participant	-	-
Sponsor company	-	-
Total contributions	-	-

Transfers from (to) affiliated plans	-	-

Distributions to participants	(104,089)	(262,709)
Administrative expenses	-	-
Intra-Plan transfers	-	-
Total distributions and expenses	(104,089)	(262,709)

Net increase (decrease) in net assets
available for benefits	134,257	(262,709)
Net assets available for benefits at beginning-of-year	3,572,337	456,313
Net assets available for benefits at end-of-year	$3,706,594	$193,604

The detail of the changes in net assets available for benefits by investment option for the year ended December 31, 2008, was as follows:

		Investment Options
	Total	1	2	3	4	5
Investment income:
Cash dividends	$2,480,552	$992,652	$-	$-	$-	$-
Interest	1,091,696	27,789	430,879	-	-	-
Total investment income	3,572,248	1,020,441	430,879	-	-	-

Net realized gain (loss) on sale and
distribution of investments:
Mutual funds	(2,203,395)	-	-	-	-	-
Collective investment trusts	(760,263)	-	-	-	-	-
Common stock - LNC	(3,553,903)	(2,038,638)	-	-	-	-
Pooled separate accounts - LNL	16,379,942	-	-	7,113,263	4,053,768	744,210
Total net realized gain (loss)	9,862,381	(2,038,638)	-	7,113,263	4,053,768	744,210

Net change in unrealized appreciation
(depreciation) of investments	(84,114,674)	(10,333,659)	-	(8,978,006)	(5,961,467)	(525,325)

Contributions:
Participant	7,988,435	769,366	157,742	370,605	258,035	170,287
Sponsor company	3,653,901	236,797	60,617	102,816	74,379	43,389
Total contributions	11,642,336	1,006,163	218,359	473,421	332,414	213,676

Transfers from (to) affiliated plans	2,511,221	1,131,002	6,987	39,703	121,657	305,370
Transfer from Wells Fargo to Wilmington Trust	-	(35,061,561)	(15,463,946)	(8,194,643)	(6,640,307)	(13,015,959)

Distributions to participants	(17,704,133)	(3,277,477)	(1,675,195)	(377,312)	(576,982)	(2,468,824)
Administrative expenses	(88,650)	(20,967)	(7,071)	(4,695)	(4,092)	(5,809)
Intra-Plan transfers	-	(3,719,409)	1,840,959	(680,818)	(825,747)	3,632,107
Total distributions and expenses	(17,792,783)	(7,017,853)	158,693	(1,062,825)	(1,406,821)	1,157,474

Net increase (decrease) in net assets
available for benefits	(74,319,271)	(51,294,105)	(14,649,028)	(10,609,087)	(9,500,756)	(11,120,554)
Net assets available for benefits at beginning-of-year	203,040,450	51,294,105	14,649,028	10,609,087	9,500,756	11,120,554
Net assets available for benefits at end-of-year	$128,721,179	$-	$-	$-	$-	$-

	Investment Options
	6	7	8	9	10	11
Investment income:
Cash dividends	$-	$-	$-	$-	$-	$-
Interest	-	-	-	-	-	-
Total investment income	-	-	-	-	-	-

Net realized gain (loss) on sale and
distribution of investments:
Mutual funds	-	-	-	-	-	-
Collective investment trusts	-	-	-	-	-	-
Common stock - LNC	-	-	-	-	-	-
Pooled separate accounts - LNL	418,130	2,283,053	107,728	214,579	864,849	725,242
Total net realized gain (loss)	418,130	2,283,053	107,728	214,579	864,849	725,242

Net change in unrealized appreciation
(depreciation) of investments	(611,969)	(4,332,528)	(664,197)	(523,738)	(2,733,998)	(1,810,140)

Contributions:
Participant	171,628	350,072	190,840	138,493	314,623	277,280
Sponsor company	61,374	111,167	169,658	39,382	88,078	75,704
Total contributions	233,002	461,239	360,498	177,875	402,701	352,984

Transfers from (to) affiliated plans	40,626	90,242	(6,334)	2,305	135,018	16,608
Transfer from Wells Fargo to Wilmington Trust	(4,881,347)	(5,550,836)	(3,162,482)	(3,311,855)	(6,481,657)	(4,935,869)

Distributions to participants	(733,699)	(476,163)	(134,855)	(179,449)	(497,293)	(273,905)
Administrative expenses	(2,485)	(3,370)	(1,720)	(1,754)	(3,748)	(2,705)
Intra-Plan transfers	575,998	(226,856)	(265,899)	(168,290)	(432,887)	(102,334)
Total distributions and expenses	(160,186)	(706,389)	(402,474)	(349,493)	(933,928)	(378,944)

Net increase (decrease) in net assets
available for benefits	(4,961,744)	(7,755,219)	(3,767,261)	(3,790,327)	(8,747,015)	(6,030,119)
Net assets available for benefits at beginning-of-year	4,961,744	7,755,219	3,767,261	3,790,327	8,747,015	6,030,119
Net assets available for benefits at end-of-year	$-	$-	$-	$-	$-	$-

	Investment Options
	12	13	14	15	16	17
Investment income:
Cash dividends	$-	$-	$-	$-	$-	$-
Interest	-	-	-	-	-	-
Total investment income	-	-	-	-	-	-

Net realized gain (loss) on sale and
distribution of investments:
Mutual funds	-	-	-	-	-	-
Collective investment trusts	-	-	-	-	-	-
Common stock - LNC	-	-	-	-	-	-
Pooled separate accounts - LNL	1,589,539	(6,597)	(131,835)	(608,123)	(44,433)	(16,452)
Total net realized gain (loss)	1,589,539	(6,597)	(131,835)	(608,123)	(44,433)	(16,452)

Net change in unrealized appreciation
(depreciation) of investments	(4,753,882)	(114,086)	(255,465)	(378,654)	(967,450)	(3,186,406)

Contributions:
Participant	466,763	23,460	153,926	255,751	215,050	643,901
Sponsor company	127,511	5,207	45,488	79,116	63,036	229,654
Total contributions	594,274	28,667	199,414	334,867	278,086	873,555

Transfers from (to) affiliated plans	144,734	3,263	(11,252)	32,118	27,961	152,108
Transfer from Wells Fargo to Wilmington Trust	(8,132,281)	(1,083,294)	(1,849,835)	(3,309,397)	(4,234,028)	(9,684,047)

Distributions to participants	(688,884)	(12,840)	(64,232)	(227,887)	(482,087)	(760,650)
Administrative expenses	(4,945)	(572)	(891)	(1,992)	(2,291)	(5,562)
Intra-Plan transfers	(599,948)	157,225	296,098	(293,110)	290,449	444,704
Total distributions and expenses	(1,293,777)	143,813	230,975	(522,989)	(193,929)	(321,508)

Net increase (decrease) in net assets
available for benefits	(11,851,393)	(1,028,234)	(1,817,998)	(4,452,178)	(5,133,793)	(12,182,750)
Net assets available for benefits at beginning-of-year	11,851,393	1,028,234	1,817,998	4,452,178	5,133,793	12,182,750
Net assets available for benefits at end-of-year	$-	$-	$-	$-	$-	$-

	Investment Options
	18	19	20	21	22	23
Investment income:
Cash dividends	$-	$-	$-	$-	$-	$-
Interest	-	-	-	-	-	-
Total investment income	-	-	-	-	-	-

Net realized gain (loss) on sale and
distribution of investments:
Mutual funds	-	-	-	-	-	-
Collective investment trusts	-	-	-	-	-	-
Common stock - LNC	-	-	-	-	-	-
Pooled separate accounts - LNL	118,793	6,846	(136,428)	(3,509)	76,068	(111,706)
Total net realized gain (loss)	118,793	6,846	(136,428)	(3,509)	76,068	(111,706)

Net change in unrealized appreciation
(depreciation) of investments	(561,468)	(275,292)	(1,497,242)	(1,407,719)	(424,814)	(75,562)

Contributions:
Participant	117,216	57,866	368,324	290,319	196,013	40,047
Sponsor company	35,026	15,949	103,100	93,514	60,356	10,960
Total contributions	152,242	73,815	471,424	383,833	256,369	51,007

Transfers from (to) affiliated plans	5,567	11,893	79,171	26,729	6,911	4,133
Transfer from Wells Fargo to Wilmington Trust	(1,905,571)	(1,527,681)	(5,058,443)	(4,577,803)	(2,923,155)	(915,695)

Distributions to participants	(338,714)	(125,226)	(579,689)	(352,713)	(222,741)	(78,689)
Administrative expenses	(1,135)	(797)	(3,274)	(2,582)	(1,533)	(466)
Intra-Plan transfers	(216,254)	46,487	(387,366)	226,394	(89,435)	381,176
Total distributions and expenses	(556,103)	(79,536)	(970,329)	(128,901)	(313,709)	302,021

Net increase (decrease) in net assets
available for benefits	(2,746,540)	(1,789,955)	(7,111,847)	(5,707,370)	(3,322,330)	(745,802)
Net assets available for benefits at beginning-of-year	2,746,540	1,789,955	7,111,847	5,707,370	3,322,330	745,802
Net assets available for benefits at end-of-year	$-	$-	$-	$-	$-	$-

	Investment Options
	24	1.A	2.A	3.A	4.A	5.A
Investment income:
Cash dividends	$-	$55,268	$25,018	$62,766	$47,588	$9,312
Interest	-	-	-	-	-	-
Total investment income	-	55,268	25,018	62,766	47,588	9,312

Net realized gain (loss) on sale and
distribution of investments:
Mutual funds	-	(268,126)	(18,231)	(82,740)	(82,213)	(96,790)
Collective investment trusts	-	-	-	-	-	-
Common stock - LNC	-	-	-	-	-	-
Pooled separate accounts - LNL	(877,043)	-	-	-	-	-
Total net realized gain (loss)	(877,043)	(268,126)	(18,231)	(82,740)	(82,213)	(96,790)

Net change in unrealized appreciation
(depreciation) of investments	(1,647,165)	(2,600,638)	(60,279)	(265,308)	(228,061)	(333,958)

Contributions:
Participant	472,982	122,571	6,625	37,608	29,244	23,886
Sponsor company	153,014	132,340	3,735	39,628	28,919	27,180
Total contributions	625,996	254,911	10,360	77,236	58,163	51,066

Transfers from (to) affiliated plans	144,701	-	-	-	-	-
Transfer from Wells Fargo to Wilmington Trust	(6,685,857)	11,218,110	1,083,294	3,162,482	1,849,835	1,905,571

Distributions to participants	(601,557)	(122,380)	(2,812)	(5,087)	(12,618)	(9,561)
Administrative expenses	(4,194)	-	-	-	-	-
Intra-Plan transfers	116,756	(306,303)	(155,934)	(495,876)	(216,394)	(115,108)
Total distributions and expenses	(488,995)	(428,683)	(158,746)	(500,963)	(229,012)	(124,669)

Net increase (decrease) in net assets
available for benefits	(8,928,363)	8,230,842	881,416	2,453,473	1,416,300	1,410,532
Net assets available for benefits at beginning-of-year	8,928,363	-	-	-	-	-
Net assets available for benefits at end-of-year	$-	$8,230,842	$881,416	$2,453,473	$1,416,300	$1,410,532

	Investment Options
	6.A	7.A	8.A	9.A	10.A	11.A
Investment income:
Cash dividends	$618,418	$136,789	$82,227	$79,056	$41,175	$-
Interest	-	-	-	-	-	-
Total investment income	618,418	136,789	82,227	79,056	41,175	-

Net realized gain (loss) on sale and
distribution of investments:
Mutual funds	(162,497)	(212,853)	(632,974)	(561,201)	(85,770)	-
Collective investment trusts	-	-	-	-	-	(246,395)
Common stock - LNC	-	-	-	-	-	-
Pooled separate accounts - LNL	-	-	-	-	-	-
Total net realized gain (loss)	(162,497)	(212,853)	(632,974)	(561,201)	(85,770)	(246,395)

Net change in unrealized appreciation
(depreciation) of investments	(2,582,426)	(2,361,832)	(2,515,904)	(2,716,893)	(720,506)	(769,543)

Contributions:
Participant	114,896	173,185	203,532	119,234	53,570	113,548
Sponsor company	120,056	175,264	203,270	125,212	48,074	115,996
Total contributions	234,952	348,449	406,802	244,446	101,644	229,544

Transfers from (to) affiliated plans	-	-	-	-	-	-
Transfer from Wells Fargo to Wilmington Trust	8,132,281	10,599,742	11,744,300	13,956,353	2,923,155	8,245,267

Distributions to participants	(95,233)	(65,589)	(55,246)	(71,142)	(8,280)	(24,105)
Administrative expenses	-	-	-	-	-	-
Intra-Plan transfers	(42,715)	332,088	(1,643,690)	(974,016)	3,901	(488,024)
Total distributions and expenses	(137,948)	266,499	(1,698,936)	(1,045,158)	(4,379)	(512,129)

Net increase (decrease) in net assets
available for benefits	6,102,780	8,776,794	7,385,515	9,956,603	2,255,319	6,946,744
Net assets available for benefits at beginning-of-year	-	-	-	-	-	-
Net assets available for benefits at end-of-year	$6,102,780	$8,776,794	$7,385,515	$9,956,603	$2,255,319	$6,946,744

	Investment Options
	12.A	13.A	14.A	15.A	16.A	17.A
Investment income:
Cash dividends	$-	$-	$-	$-	$330,283	$-
Interest	-	-	-	-	-	348,376
Total investment income	-	-	-	-	330,283	348,376

Net realized gain (loss) on sale and
distribution of investments:
Mutual funds	-	-	-	-	-	-
Collective investment trusts	-	(194,948)	10,638	(329,558)	-	-
Common stock - LNC	-	-	-	-	(1,515,265)	-
Pooled separate accounts - LNL	-	-	-	-	-	-
Total net realized gain (loss)	-	(194,948)	10,638	(329,558)	(1,515,265)	-

Net change in unrealized appreciation
(depreciation) of investments	(1,193)	(1,861,251)	424,173	(903,152)	(14,597,671)	-

Contributions:
Participant	2,437	62,044	71,893	64,096	224,744	94,733
Sponsor company	1,495	68,413	69,857	75,044	243,949	90,177
Total contributions	3,932	130,457	141,750	139,140	468,693	184,910

Transfers from (to) affiliated plans	-	-	-	-	-	-
Transfer from Wells Fargo to Wilmington Trust	-	6,481,658	8,193,200	5,550,835	35,061,562	28,479,904

Distributions to participants	(208)	(21,182)	1,354	7,505	(92,569)	(1,667,233)
Administrative expenses	-	-	-	-	-	-
Intra-Plan transfers	55,205	(334,654)	(539,197)	(572,752)	3,063,120	2,430,349
Total distributions and expenses	54,997	(355,836)	(537,843)	(565,247)	2,970,551	763,116

Net increase (decrease) in net assets
available for benefits	57,736	4,200,080	8,231,918	3,892,018	22,718,153	29,776,306
Net assets available for benefits at beginning-of-year	-	-	-	-	-	-
Net assets available for benefits at end-of-year	$57,736	$4,200,080	$8,231,918	$3,892,018	$22,718,153	$29,776,306

Investment Options
	Loans	Short Term
Investment income:
Cash dividends	$-	$-
Interest	284,652	-
Total investment income	284,652	-

Net realized gain (loss) on sale and
distribution of investments:
Mutual funds	-	-
Collective investment trusts	-	-
Common stock - LNC	-	-
Pooled separate accounts - LNL	-	-
Total net realized gain (loss)	-	-

Net change in unrealized appreciation
(depreciation) of investments	-	-

Contributions:
Participant	-	-
Sponsor company	-	-
Total contributions	-	-

Transfers from (to) affiliated plans	-	-
Transfer from Wells Fargo to Wilmington Trust	-	-

Distributions to participants	(708,997)	456,313
Administrative expenses	-	-
Intra-Plan transfers	-	-
Total distributions and expenses	(708,997)	456,313

Net increase (decrease) in net assets
available for benefits	(424,345)	456,313
Net assets available for benefits at beginning-of-year	3,996,682	-
Net assets available for benefits at end-of-year	$3,572,337	$456,313

The following investment options are available beginning October 1, 2008, except for the brokerage account which was available beginning January 1, 2010:

Option	Description of Investment Option
1.A
Columbia Acorn Z is a mutual fund that invests a majority of its net assets in small- and mid-sized companies with market capitalizations under $5 billion at the time of investment.  The fund seeks long-term capital appreciation.

2.A
Delaware Foundation® Conservative Allocation Fund is a mutual fund that invests primarily in shares of other Delaware Investments Funds, including fixed income and equity funds.  The portfolio seeks a combination of current income and preservation of capital with capital appreciation.

3.A
Delaware Foundation® Moderate Allocation Fund is a mutual fund that invests at least 25% of its net assets in equity funds and securities and at least 25% of its net assets in fixed income funds with the flexibility to invest more in equity funds and securities or more in fixed income funds and securities.  It will also typically invest between 5% and 20% of its assets in international funds and securities.  The portfolio seeks capital appreciation with current income as a secondary objective.

4.A
Delaware Foundation® Growth Allocation Fund is a mutual fund that invests primarily in shares of international mutual funds, including equity funds and to a lesser extent, fixed income funds.  The fund seeks long-term capital growth.

5.A
Delaware Mid Cap Value I is a mutual fund that invests primarily in investments of medium-sized companies whose stock prices appear low relative to their underlying value or future potential.  The fund seeks capital appreciation.

6.A
Dodge & Cox International Stock is a mutual fund that invests at least 80% of its total assets in common stocks, preferred stocks, securities convertible into common stocks and securities that carry the right to buy common stocks of non-United States companies excluding non-United States companies included in the Standard & Poor’s 500.  The fund also invests in American, European and Global Depositary Receipts.  The fund seeks long-term growth of principal and income.

7.A	American Fund Growth Fund R5 is a mutual fund that seeks long-term growth by investing primarily in common stocks of companies that appear to offer superior opportunities for growth of capital.
8.A	Harbor International Growth Institutional is a mutual fund that invests primarily in common stocks of foreign companies of any size throughout the world. The fund seeks long-term growth of capital.
9.A
Vanguard Institutional Index is a mutual fund that employs a “passive management” or indexing investment approach designed to track the performance of the Standard & Poor’s 500 Index, a widely recognized benchmark of U.S. stock market performance that is dominated by the stocks of large U.S. companies.  The fund seeks to track the performance of a benchmark index that measures the investment return of large-capitalization stocks.

10.A
Vanguard Extended Market Index Institutional is a mutual fund that employs a “passive management” or indexing investment approach designed to track the performance of the Standard & Poor’s Completion Index.  The fund seeks to track the performance of a benchmark index that measures the investment return of small- and mid-capitalization stocks.

11.A	Delaware Large Cap Value Trust is a collective investment trust fund that invests mainly in securities of large-capitalization companies. The fund seeks long term capital appreciation.
12.A
Delaware International Equity Trust is a collective investment trust fund that invests mainly in non-U.S. equity securities.  The fund seeks long-term capital appreciation without undue risk to principal.

13.A
Delaware Small Cap Growth Trust is a collective investment trust fund that invests primarily in small companies.  The fund seeks capital appreciation by investing primarily in securities of emerging or other growth-oriented companies.

14.A
Delaware Diversified Income Trust is a collective investment trust fund that allocates its investments principally among the U.S. Investment Grade, U.S. High Yield, International Developed Markets and Emerging Market Sectors.  The fund seeks maximum long-term total return, consistent with reasonable risk.

15.A
Delaware Large Cap Growth Trust is a collective investment trust fund that invests mainly in individual large-cap companies.  The fund seeks long-term capital appreciation by investing in equity securities of large capitalization companies that the advisors believe to have the potential for sustainable free cash flow growth.

16.A
LNC Stock Fund investment is a collective investment trust fund that invests exclusively in shares of LNC Common Stock.  However, some funds may be invested in the Wilmington Trust Short-Term Investment Account until the LNC stock can be purchased.  This option is designed to provide participants with the opportunity to invest in LNC securities.

17.A	Lincoln Stable Value Account is a fixed annuity issued by LNL. The Lincoln Stable Value option is managed to earn a competitive interest rate without risk of loss of principal.

18.A
Through TD Ameritrade, a diverse group of mutual funds on the exchange markets are available to the participant to self-direct their account value into.  Each mutual fund has its own specific investments strategy that is similar to the mutual funds’ strategies discussed above.

19.A
Through TD Ameritrade, a money market account is available to the participant to self-direct their account value into.  The money market account earns a minimal return and provides liquidity, which allows the participant to efficiently respond to investment opportunities in the market.

20.A
Through TD Ameritrade, a diverse group of common stocks on the exchange markets are available to the participant to self-direct their account value into.  Each common stock provides the participant with a balanced level of risks and rewards.

Information with respect to investment options through September 30, 2008, was as follows:

Option	Description of Investment Option
1	LNC Stock Fund, which invests exclusively in the common stock of LNC. However, some funds may be invested in the WFB Short-Term Investment Account until the LNC stock can be purchased.
2	Guaranteed Account, which invests in investment contracts underwritten by LNL. The account’s balances are backed by the general assets of LNL.
3	Core Equity Account (SA#11), which seeks to buy large capitalization stocks of well-established companies with the objective of long-term capital appreciation.
4	Medium Capitalization Equity Account (SA#17), which invests in stocks of medium-sized companies with the objective of maximum long-term total return.
5	Short-Term Account (SA#14), which invests in high-quality money market securities with the objective of maximizing interest earnings while maintaining principal.
6	Government/Corporate Bond Account (SA#12), which invests primarily in U.S. government and high-quality corporate bonds and securities.
7	Large Capitalization Equity Account (SA#23), which invests primarily in stocks of large companies that have the potential to grow 50% within 18 months from the date of purchase.
8	Balanced Account (SA#21), which invests in stocks, bonds and money market instruments with the objective to maximize long-term total return with a moderate level of risk.
9	High Yield Bond Account (SA#20), which invests primarily in below-investment-grade bonds, providing higher rates of return to compensate for higher risk.
10	Small Capitalization Equity Account (SA#24), which invests primarily in the stock of new, rapid growth companies.
11	Value Equity Account (SA#28), which invests in large capitalization stocks of conservative companies that are industry leaders.
12	International Equity Account (SA#22), which invests primarily in stocks of non-United States companies.
13	Conservative Balanced Account (SA#30), which invests in stocks, bonds and money market instruments to maximize long-term total earnings with a conservative level of risk.
14	Aggressive Balanced Account (SA#32), which invests in stocks, bonds and money market instruments to maximize long-term total return with an aggressive level of risk.
15	Delaware Value Account (SA#61), which invests in large capitalization companies that have long-term capital appreciation potential.
16	Scudder VIT Equity 500 Index Account (SA#27), which seeks to replicate the total return of the S&P 500.
17	Fidelity VIP Contrafund (SA#35), which seeks capital appreciation by investing primarily in securities of companies whose value is not fully recognized by the market.
18	Neuberger-Berman AMT Regency Account (SA#38), which seeks capital growth by investing mainly in common stocks of mid-capitalization companies.
19	Social Awareness Account (SA#33), which seeks capital growth and social responsibility by investing in the Lincoln National Social Awareness Portfolio.
20
American Funds New Perspective Account (formerly Global Growth) (SA#34), which invests primarily in common stocks, convertibles, preferred stocks, bonds and cash to provide long-term growth through investments all over the world.

21	Neuberger-Berman AMT Mid-Cap Growth Account (SA#37), which seeks capital appreciation using a growth-oriented investment approach.
22	Scudder VIT Small Cap Index Account, which seeks to reflect Russell 2000 performance by investing in the Small Cap Index Portfolio.
23	Blackrock Legacy Account (SA #81), which seeks to provide long-term growth of capital.
24	American Funds Insurance Series International Fund Account (SA #54), which seeks capital appreciation by investing primarily in common stocks of companies outside the United States.

Investment options 3 through 24 were invested in pooled separate accounts of LNL through a group annuity contract issued by LNL.

5.  Fair Value of Financial Investments, Carried at Fair Value

See Note 2 for discussions of the methodologies and assumptions used to determine the fair value of the Plan’s investments.

We did not have any assets or liabilities measured at fair value on a nonrecurring basis as of December 31, 2010, or December 31, 2009, and we noted no changes in our valuation methodologies between these periods.  In addition, there were no significant transfers between Level 1 or 2 for the year ended December 31, 2010.

The tables below are the Plan’s financial instruments carried at fair value on a recurring basis by the Fair Value Measurements and Disclosures Topic of the FASB ASC hierarchy levels described in Note 2.

	As of December 31, 2010
	Quoted Prices
	in Active	Significant	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Total
	(Level 1)	(Level 2)	(Level 3)	Fair Value
Assets:
Mutual funds:
Conservative	$28,458,182	$-	$-	$28,458,182
Moderate	3,030,331	-	-	3,030,331
Growth	17,598,997	-	-	17,598,997
International	18,215,500	-	-	18,215,500
Collective investment trusts:
Delaware Large Cap Value Trust	-	7,187,192	-	7,187,192
Delaware International Equity Trust	-	618,303	-	618,303
Delaware Small Cap Growth Trust	-	7,776,125	-	7,776,125
Delaware Diversified Income Trust	-	9,953,487	-	9,953,487
Delaware Large Cap Growth Trust	-	5,304,277	-	5,304,277
Common stock - LNC	26,755,825	-	-	26,755,825
Investment contracts - LNL	-	-	36,183,046	36,183,046
Money market fund	-	1,054,789	-	1,054,789
Brokerage account	1,435,101	740,910	-	2,176,011
Total assets	$95,493,936	$32,635,083	$36,183,046	$164,312,065

	As of December 31, 2009
	Quoted Prices
	in Active	Significant	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Total
	(Level 1)	(Level 2)	(Level 3)	Fair Value
Assets:
Mutual funds:
Conservative	$24,430,233	$-	$-	$24,430,233
Moderate	2,575,498	-	-	2,575,498
Growth	14,996,891	-	-	14,996,891
International	17,303,663	-	-	17,303,663
Collective investment trusts:
Delaware Large Cap Value Trust	-	6,356,670	-	6,356,670
Delaware International Equity Trust	-	555,868	-	555,868
Delaware Small Cap Growth Trust	-	5,672,670	-	5,672,670
Delaware Diversified Income Trust	-	9,979,228	-	9,979,228
Delaware Large Cap Growth Trust	-	4,914,629	-	4,914,629
Common stock - LNC	27,268,473	-	-	27,268,473
Investment contracts - LNL	-	-	35,474,845	35,474,845
Money market fund	-	996,740	-	996,740
Total assets	$86,574,758	$28,475,805	$35,474,845	$150,525,408

The tables below set forth a summary of changes in the fair value of the Plan’s Level 3 investment assets:

For the Year Ended December 31, 2010
		Items Included	Gains (Losses)	Sales,
		in Statement of	in Statement of	Issuances,
		Changes in Net	Net Assets	Maturities,	Transfers In	Ending
	Beginning	Assets Available	Available for	Settlements,	or Out of	Fair
	Fair Value	for Benefits	Benefits	Calls, Net	Level 3, Net	Value

Investment contracts - LNL	$35,474,845	$-	$-	$708,201	$-	$36,183,046

For the Year Ended December 31, 2009
		Items Included	Gains (Losses)	Sales,
		in Statement of	in Statement of	Issuances,
		Changes in Net	Net Assets	Maturities,	Transfers In	Ending
	Beginning	Assets Available	Available for	Settlements,	or Out of	Fair
	Fair Value	for Benefits	Benefits	Calls, Net	Level 3, Net	Value

Investment contracts - LNL	$29,623,868	$-	$-	$5,850,977	$-	$35,474,845

For the Year Ended December 31, 2008
		Items Included	Gains (Losses)	Sales,
		in Statement of	in Statement of	Issuances,
		Changes in Net	Net Assets	Maturities,	Transfers In	Ending
	Beginning	Assets Available	Available for	Settlements,	or Out of	Fair
	Fair Value	for Benefits	Benefits	Calls, Net	Level 3, Net	Value

Investment contracts - LNL	$14,604,738	$-	$-	$15,019,130	$-	$29,623,868

6.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated April 30, 2004, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code of 1986, as amended (“Code”) and, therefore, the related trust is exempt from taxation.  Subsequent to this determination by the IRS, the Plan was amended and restated.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan’s administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.  Federal (and most states) income tax is deferred on participants’ contributions, the Plan Sponsor’s contributions and income earned in the Plan until actual distribution or withdrawal from the Plan.

7.  Related Party Transactions

The Plan has investments in common stock of LNC and investment contracts with LNL.  Starting October 1, 2008, the Plan invests in mutual funds and collective investment trusts managed by Delaware Management Holdings, Inc. (“Delaware”).  Delaware was an affiliate of LNL through January 4, 2010, when it was sold to an unrelated third party.  For the first nine months of 2008, the Plan was invested in pooled separate accounts with LNL.  LNL charged the Plan for certain administrative expenses including trustee and audit fees.  Total administrative expenses charged were $88,650 in 2008.  Lincoln Alliance, an affiliate of LNL, is the recordkeeper for the Plan.  Beginning October 1, 2008, all administrative expenses were paid by LNC.

8.  Concentrations of Credit Risks

As of December 31, 2010, the Plan had investments in common stock of LNC and investments contracts with LNL of $26,755,825 (16% of net assets) and $36,183,046 (22% of net assets), respectively.  As of December 31, 2009, the Plan had investments in common stock of LNC and investment contracts with LNL of $27,268,473 (18% of net assets) and $35,474,845 (23% of net assets), respectively.  LNC and LNL operate predominately in the insurance industry in 2010 and the insurance and investment management industries in 2009 and 2008.

The Plan invests in various investment securities.  Investment securities are exposed to various risks including, but not limited to, interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

9.  Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the statement of net assets available for benefits to the Form 5500:

	As of December 31,
	2010	2009
Net assets available for benefits per the financial statements	$168,220,281	$154,312,027
Amounts allocated to withdrawn participants	(440,673)	(4,891)
Net assets available for benefits per the Form 5500	$167,779,608	$154,307,136

The following is a reconciliation of distributions to participants per the statement of changes in net assets available for benefits to the Form 5500:

	For the Years Ended December 31,
	2010	2009	2008
Distributions to participants per the financial statements	$15,772,704	$18,114,613	$17,704,133
Amounts allocated to withdrawn participants at end-of-year	440,673	4,891	506,313
Amounts allocated to withdrawn participants at end-of-prior-year	(4,891)	(506,313)	-
Distributions to participants per the Form 5500	$16,208,486	$17,613,191	$18,210,446

Amounts allocated to participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to year-end but not yet paid; however, the financial statements do not reduce assets until paid.

The following is a reconciliation of the reported net appreciation (depreciation) of Common Stock – LNC per the financial statements to the Form 5500:

	For the Years Ended December 31,
	2010	2009	2008
Common Stock - LNC net realized and unrealized	$3,312,389	$10,262,695	$(28,485,233)
appreciation (depreciation) per the financial statements
Difference in realized gain (loss) basis	656,030	(38,010)	(1,703,721)
Common Stock - LNC net realized and unrealized
appreciation (depreciation) per the Form 5500	$2,656,359	$10,300,705	$(26,781,512)

The Form 5500 reports the realized gains and losses on common stock as the difference between the proceeds of assets sold during the year and the fair value of those assets at the beginning of the year; however, the financial statements report the realized gains and losses on common stock as the difference between historical cost and fair value.

Supplemental Schedule

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Plan Number: 006
EIN: 35-0472300

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

As of December 31, 2010

(a)	(b)	(c)		(d)	(e)
	Identity of Issue,	Description of Investment,
	Borrower,	including Maturity Date,
	Lessor or	Rate of Interest,			Current
	Similar Party	Par or Maturity Value		Cost	Value

	Mutual funds:
	Columbia Acorn Z	408,884.266	participation units	**	$12,344,216
	Delaware Foundation® Conservative Allocation Fund	112,110.833	participation units	**	1,103,171
	Delaware Foundation® Moderate Allocation Fund	278,779.346	participation units	**	3,030,331
	Delaware Foundation® Growth Allocation Fund	223,236.938	participation units	**	2,210,046
	Delaware Mid Cap Value I	269,332.458	participation units	**	2,510,178
	Dodge & Cox International Stock	280,238.171	participation units	**	10,007,305
	American Fund Growth Fund of America R-5	423,783.248	participation units	**	12,878,773
	Harbor International Growth Institutional	663,556.602	participation units	**	8,208,195
	Vanguard Institutional Index	94,505.708	participation units	**	10,869,101
	Vanguard Extended Market Index Institutional	100,356.034	participation units	**	4,141,694
	Total mutual funds				67,303,010

	Collective investment trusts:
	Delaware Large Cap Value Trust	599,432.165	participation units	**	7,187,192
	Delaware International Equity Trust	77,191.410	participation units	**	618,303
	Delaware Small Cap Growth Trust	534,074.523	participation units	**	7,776,125
	Delaware Diversified Income Trust	710,455.865	participation units	**	9,953,487
	Delaware Large Cap Growth Trust	415,695.727	participation units	**	5,304,277
	Total collective investment trusts				30,839,384

*	Common stock - LNC	962,093.671	shares	**	26,755,825

*	Investment contracts - LNL	36,183,046	4.7% interest rate (annualized)	**	36,183,046

	Wilmington Trust Money Market Fund W Class	1,054,789	par value	**	1,054,789

	Brokerage account	2,176,011	par value	**	2,176,011

*	Notes receivable from participants	3,875,700	Various loans at interest rates
			varying from 4.25% to 10.50%
			Maturity through March 2029	-	3,875,700
					$168,187,765

*	Indicates a related party to the Plan.
**	Indicates a participant-directed account. The cost disclosure is not required.

SIGNATURE

THE PLAN:  Pursuant to the requirements of the Securities and Exchange Act of 1934, the Administrator of The Lincoln National Life Insurance Company Agents’ Savings and Profit-Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Lincoln National Life Insurance Company Agents’
Savings and Profit Sharing Plan

By: /s/ George A. Murphy
Date: March 31, 2011	George A. Murphy on behalf of The Lincoln National
Corporation Benefits Committee